Filed by Cantor Equity Partners, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Twenty One Capital, Inc.
Commission File No. 333-290246
Date: September 24, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On September 23, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, made below communications on his Jack Mallers Show on YouTube and a portion of the transcript is below.

Transcript of Jack Mallers on the Jack Mallers Show, Found on YouTube, Publsihed September 23, 2025

Jack (48:01): All right, with that quick striking Twenty One updates for those of you that missed it, Strike, we just keep shipping. I mean, I pride this company on highest quality of velocity for our products. We ship non-stop. We listen to you guys. We actually listen. I’m actually paying attention. All the DMs, all the YouTube comments, everything you guys tweet at me, I’m listening. So last week alone we shipped get paid in Bitcoin with no fees. So yes, you can get your direct deposit into Strike. Any percentage of it you want 1% in Bitcoin, 10% in Bitcoin. I do 100% into Bitcoin, no fees - on the house. We now have recurring deposits. A lot of you like to make sure that you have enough in your Strike balance to do the things you do whether it’s paying bills, having a DCA, enough capital in there to smash by when the price dips. Whatever you want to do - we now have recurring deposits. You can automate that. I know that was a big request and we have an integration with BitKey. So, if you’re looking for a way to get Bitcoin to cold storage into self- custody and you need some help with that or you want some guidance or you want it to be automated, go get yourself a BitKey. You can hook it up to Strike. You can have a no fee DCA or no fee direct deposit and Strike will automatically send it to your Bit Key in your custody. So, it is automated self-s sovereign saving in our hopeful peaceful exit. So really, really cool.

(49:25)

And for those of you that come to this show that want the alpha, that want the thing that I haven’t announced on Twitter yet, but is being released right now, it’s editable DCAs. So, a lot of you want to make sure that you set a DCA. You don’t have to cancel that DCA, restart it, which incurs fees for the first seven days only to change it from a dollar to$2 or $2 to $10 and $10 back to $1. You want to be able to edit the active DCA you have. You will be able to do that. At this point in the company’s history, it takes us about a week to roll out these features to all of our customers. But over the next week, starting today, we are rolling out editable DCA. And I know you guys have been asking for it. We will never stop shipping. It feels like we ship one to two major features for you a week.

(50:10)

I think we’re the best Bitcoin company in the world, hands down. We’re the most focused on it, the most proof of work, the fastest product velocity in the world in my not so, you know, humble opinion. In my very biased opinion. You take it for what it’s worth, but please don’t tell Twitter, don’t ruin my announcement, but if you come to this show because you want the good goods, the secret sauce, the alpha alpha dog, that’s the alpha this week is editable DCA will be in your hands at maximum a week from today.

(50:32)

At minimum, it’ll be shorter because you’re one of the lucky users that got it first. Twenty One. Listen, we’re making a ton of progress. You know, most of it or all of it I can’t really tell you guys about because again, we’re in this approval process with the SEC. That’s just the rules. If I, you know, like some of you “just tell us something!”. If I break the rules, then we all go down. So, I would never break the rules. I’m not going to break the rules. The rules are the rules and the rules are there for good reason. And I’m following the rules. I do want to make a comment though on, you know, I posted this tweet.

(51:08)

Twenty One is not a Bitcoin treasury company. You know, there’s lots of comments being made about Bitcoin Treasury companies right now. Listen, I’m not gonna. This isn’t a Bitcoin Treasury podcast. I’m not going to say, you know, people are doing what they do. Some people are doing great work, some people are not. The market will decide all this stuff. What I do want to say is I again I don’t consider Twenty One a Bitcoin treasury company.

(51:31)

We are working on some incredible stuff. We plan on building and operating a lot of technology at a very big scale and generating revenue and a lot of cash flow on top of Bitcoin itself. So I’m very very excited and the fact that I get to work with Tether with SoftBank and the incredible team at Twenty One. I think that this is unparalleled as far as exposure to Bitcoin in the capital markets. And I get it. People are going to say “you’re word salad”, “What are you even saying, bro?”, “It’s just a bunch of words”. And that’s true. It is just a bunch of words. That’s why I’ve not really been talking about it because that’s all I’m allowed to do is say a bunch of vague words. I mean there’s it’s nothing I could do.

(52:09)

But in case it matters to you and in case that’s relevant, just wanted to surface this idea. We are not what is called treasury company, you know, I would say, you know, are we competing with Coinbase? Are we competing as a you know, Bitcoin treasury like own a bunch of Bitcoin on our balance sheet? I would say both. We consider ourselves a Bitcoin company. We want to be the best Bitcoin company in the capital markets and I think very soon we’ll achieve that, in my opinion, based on what we’re all working on that I can’t wait to tell you about. So that’s really what I have to say about Twenty One for now. Again, might be frustrating. Might be really interesting to you. You know, you guys will take this information as you do, but our position remains.

(52:47)

We’ve got about $5 billion of Bitcoin sitting in escrow waiting for us to be approved. And I have a ton of things I can’t wait to share with you all when I’m allowed to. So that is all I have for this show.

(53:05)

My one long rant is over. Given I started the show a little late. I am not a professional podcaster. I couldn’t really figure out how to get live. So this rant was a little under one hour which leaves me some time for some Q&A baby. A little bit of Q and A baby.

So, let me pull it up and let’s get this show on the road. Shout out Dylan, by the way, on the ones and twos curating the Q&A. For those of you that don’t know, if you join us live, so this show gets a ton of views, by the way. Thank you. But I would say only, you know, 2,000 to 3,000 of you join us live. That’s probably, I don’t know, 5% of, you know, every week.

If you want to ask questions, you can join me live 6 PM Eastern. Every single Monday I go live and you ask questions in the chat and Dylan actually records them as you guys are typing. He puts it in a Google doc for me so that at the end of the show I can just blitz through them and answer live Q&A. So if you’re listening and you didn’t join us live and you want to ask questions, you want to get make sure you get my opinion on something, please feel free. Nothing’s off limits. I hold no secrets. I’m as transparent as they come. I think it’s important.

(54:20)

And so please join us live and ask questions. Shout out Dylan: “Jack, some light on treasury companies. Trouble looming?” - What can I say here that’s politically correct. Also, I’m hilarious that Dylan added this because Dylan knows my opinion on this and I wonder if he wants me to say it or not.

(54:46)

I mean listen I think obviously they are performing poorly for reasons. I think cash flow is important. You know, I would say, it’s not clear to me that Twenty One is going to entertain or we’re not, I would say this, we’re not super interested in going after the preferreds market yet. We’re going to see how that develops. And you know, Saylor is a legend of our time. You know, author and founder of, I guess, what you can call the Bitcoin Treasury industry. His success speaks for itself. And Michael’s a friend. And I have no bad things to say about Michael. So, please don’t even try and do this song and dance on Twitter that you guys do between Michael and I. There is nothing there. But what I will say is, you know, we’re focused on things like converts and business lines that we’re really excited to operate, and cash flow.

(55:58)

And we think that there’s a huge opportunity to take the experience that I’ve had in this industry, which is thirteen years, the experience that Tether’s had, the experience that SoftBank has had is probably the greatest technology investor of all time. The amount of capital we have access to, I mean, I also am the CEO of Strike. Tether also runs probably the most impressive business in human history. So, you know, there’s a lot of plans that we have. We just haven’t been able to really talk about them with you guys. So, I would say that about the treasury space. I think it’s very very saturated. It’s becoming very very competitive. It is very easy to raise a little bit of money and stuff it in some skeleton company in the public markets. And so, if there is such an abundance of something, it’s never going to be that valuable, right?

(56:42)

Like the market is going to find the supply if there’s given demand. And so we’ve seen that. We’ve seen a ton of new supply of people that raised some money from people they know or they contacted a bank on Wall Street. They raised a little bit of money and they shoved it into a company that does, you know, some other random thing. And I think that that market’s getting a little bit saturated. It doesn’t mean that it can’t perform and be successful. I mean, again, they’re capitalizing themselves on Bitcoin. I think that’s tremendous. We’re all on the same team

(57:11)

But I think Twenty One, we don’t consider ourselves a treasury company in the way that we’re going to, you know, do exactly what Strategy is doing. We’re not - I can say that very confidently. There are things that Strategy is doing that I don’t want to do and I’m not. I’m going to watch very closely and see, you know, if it works. One of the great things about what Strategy has done is if they prove to be successful, I mean, it’s a true gift to the rest of us because then we can follow in their path and we owe a lot to them for that. But, there’s some things that I don’t know if they’re working or not. And there are other things that, you know, they haven’t pursued like, you know, Bitcoin business lines that we think we’re very confident we’ll be the best in the world at.

(58:00)

So, I don’t know if that’s the answer you guys are looking for. That’s about as honest as I can be. Definitely oversaturated, tons of supply in all these treasury companies. And the idea of being a Bitcoin treasury company and doing this, you know, this thing where you do convertible bonds and then you do an ATM and then you do these preferreds and then you, you know, everyone’s doing what everyone’s doing.

(58:18)

Twenty One’s not going to do that. We have a Bitcoin treasury business. We have a ton of Bitcoin. We’re going to continue to buy Bitcoin as it’s, you know, accretive to Bitcoin per share. We think we’re going to be one of the biggest Bitcoin holders, if not the biggest Bitcoin holder in the world. But we’re also going to, you know, work on trend, tremendously, you know, high growth, high margin cash flow, and we think there are huge business opportunities in Bitcoin that no one’s focused on.

(58:41)

I mean, these Bitcoin treasury companies are building Bitcoin products and we think we can bring that to the industry and to the capital markets, and that’ll be really exciting. And cash flow is a massive asset. You know, I would be interested in preferreds once we launch some of the businesses we’ve been working on that have tremendous amounts of cash flow of net profit. So, that’s what I’ll say. I’m sure this will get clipped and taken out of context on Twitter. If you do that, [ __ ] you.

(59:04)

Q: “Gold is continuously talked about by Bitcoin, by Luke Rayio, etc. Are you buying gold? If not, why? How do you reconcile the possibility that we could be in the wrong strictly stacking sads?” No, I’m not buying gold because I consider diversity as just taking money away from the winner and investing it in the best loser. Bitcoin’s continued to outperform gold. I think Bitcoin will continue to do so in the future. I don’t see any reason why gold will outperform Bitcoin. I think that gold is catching a bid from sovereigns like China and Russia and central banks.

(59:43)

I think Bitcoin will catch that bid when it’s big enough. I mean, China had a trillion dollar trade surplus last year. If they tried to pour that trade surplus into Bitcoin instead of gold, they’d send the price a million x. They wouldn’t be able to get the money in. That’s literally half of Bitcoin’s market cap was China’s trade surplus last year. So gold just has a larger frame, a larger skeleton. It’s like a bigger body to absorb purchases and liquidity from sovereigns.

(1.00.09)

Bitcoin just isn’t that developed yet. And so that’s why you’re seeing the adoption at smaller strategic reserves at nation states, at sovereign wealth funds, at public companies like a Strategy or like a Twenty One. That’s why the adoption is at smaller scale cap table smaller stake scale balance sheets. So that’s my opinion on it. But I think Bitcoin will continuously outperform because it’s scarcer because it’s harder because it’s has better monetary properties.

Additional Information and Where to Find It

Pubco and Twenty One have publicly filed a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date of September 17, 2025 for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.

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